FORM 6-K

                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                         Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the Month of February 2002


                                MIND C.T.I. LTD.


                  (Translation of Registrant's Name into English)


          Industrial Park, Building 7, P.O. Box 144, Yoqneam, Israel 20692


                     (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:


Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

  --------------------------------------------------------------------------

Attached to the Registrant's Form 6-K for the month of February 2002 and incorporated herein by reference is the Registrant's press release dated February 12, 2002.

  --------------------------------------------------------------------------

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIND C.T.I. LTD.
(Registrant)


By:  /s/ Monica Eisinger
     -----------------------------------
     Monica Eisinger
     President

Dated: February 12, 2002
  ---------------------------------------------------------------------------

MIND CTI Press Release

For Immediate Release

            MIND CTI Reports Fourth Quarter and Year End 2001 Results

   * Fourth quarter revenue increases 10% compared with third quarter of 2001
* Cash position increased by $0.5 M to $39.7 M
* Conference call scheduled for Thursday, February 14, 2002 at 9:00 a.m. EST


Yoqneam, Israel, February 12, 2002-MIND CTI Ltd. (NASDAQ: MNDO), a leading provider of billing and customer care, accounting and management solutions for voice, data and IP services, today announced results for the fourth quarter and year ended December 31, 2001.

Revenue for the fourth quarter of 2001 was $2.4 million compared with $4.6 million for the fourth quarter of 2000 and an increase of 10% over third quarter of 2001 revenue of $2.2 million. Net loss for the quarter ended December 31, 2001 was $1.5 million or $0.07 loss per share, compared with a profit of $1.3 million, or $0.07 per share in the fourth quarter of 2000.

For the year ended December 31, 2001, revenue was $10.5 million compared with $15.6 million in the year ended December 31, 2000. Net loss for year 2001 is $4.4 million, or $0.21 loss per share, compared with $12.4 million or $0.73 loss per share for the year ended December 31, 2000. Pro forma net income for the year ended December 31, 2000 was $3.7 million or $0.22 per share (the method for this pro forma calculation is described below)

Monica Eisinger, President and CEO, commented: "The fourth quarter results indicate that in-spite of the ongoing global economic slowdown, MIND succeeded in achieving 10% growth compared with the previous quarter. During this quarter, MIND performed restructuring actions that included writing-off its investment in a Japanese company as well as adjustments in its workforce profile in order to ensure that the company meets new market trends and improves its operating results."

Arie Ganot, who was recently named MIND's Chief Financial Officer (previously held the title of VP Finance), stated that: "Cash provided by operating activities during the quarter ended December 31, 2001, was $0.6 million. Our focus on collecting accounts receivable enabled us to increase our cash reserves by nearly half a million dollars, with cash at $39.7 million on December 31, 2001 compared with $39.3 million on September 30, 2001. Our Accounts
Receivable are at 109 days sales outstanding on December 31, 2001, down from 205 on September 30, 2001."

Eisinger continued, "We anticipate that with our large worldwide customer base, strong cash position, diversified product portfolio and reputation as a leading billing provider in our markets, we will encounter growth and return to profitability towards the end of 2002."

CONFERENCE CALL
MIND CTI will be hosting a conference call on February 14, 2002 at 9:00 a.m. EST To participate in the conference call, local and international callers should call at least five minutes before the scheduled time and dial either +1-972-512 0694 (international callers) or 800-556-3831 (accessible from the US & Canada)
 The passcode number is 00373.

ABOUT MIND
MIND is a leading global provider of billing and customer care, accounting and management solutions for voice, data and IP services. Our customers include worldwide leading carriers servicing millions of subscribers, using our end-to-end solutions for deployment of new services. MIND operates from offices in the United States, Europe, China, Japan and Israeli headquarters. For information about MIND and its products visit the company Web site: http://www.mindcti.com


Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance and actual future results may differ materially. They involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.

Pro forma earnings per share for the year 2000 exclude the effect of non-cash charges in the amount of $16.1 million for accretion and amortization of the beneficial conversion feature of MIND's convertible preferred shares. These preferred shares were converted into ordinary shares upon consummation of MIND's initial public offering in August 2000.

The pro forma statements of operations included in the foregoing press release are for informational purposes only. They are not prepared in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) and should not be considered as substitute for our historical financial information prepared in accordance with GAAP.


For more information please contact:
Sharon Litmanovich
MIND CTI Ltd.
+972-4-993-6648
1-888-270-4056
investor@mindcti.com

(tables to follow)





                                     MIND C.T.I. LTD.
                             CONDENSED CONSOLIDATED BALANCE SHEETS




                                                  December 31,   September 30,
                                               ------------      ------------
                                               2001       2000        2000
                                              -------    -------    --------
                                                 (Unaudited)         (Audited)
                                                ------------      ------------
                                                      U.S. $ in thousands
                                               -------------------------------
           A s s e t s
CURRENT ASSETS:


  Cash and cash equivalents                       39,723     43,373      39,251
  Short-term investments                                        103
  Accounts receivable:
     Trade                                         2,914      5,589       5,021
     Related party
     Other                                           948      1,460         818
  Inventories                                         26         20          19
                                                  -------    ------      ------
          T o t a l  current assets               43,611     50,545      45,109
                                                  -------    ------      ------


INVESTMENT IN A COMPANY                                          93           93
                                                   -------    ------      ------
PROPERTY AND EQUIPMENT:
     Cost                                          3,363      2,734        3,214
     L e s s - accumulated depreciation and
        Amortization                               1,373        792        1,208
                                                   -------    ------      ------
                                                   1,990      1,942        2,006
                                                   -------    ------      ------

OTHER ASSETS, net of accumulated amortization      1,133        368        1,332
                                                   -------    ------      ------
     T o t a l  assets                            46,734     52,948       48,540
                                                  =======    ======       ======

Liabilities and shareholders' equity

CURRENT LIABILITIES
      accounts payable and accruals:
          Trade                                       485       955          522
          Other                                     1,486     2,901        1,478
                                                   -------    ------      ------
            T o t a l  current liabilities          1,971     3,856        2,000
ACCRUED SEVERANCE PAY                                 772       776          969
                                                   -------    ------      ------
            T o t a l liabilities                   2,743     4,632        2,969
                                                   -------    ------      ------
MINORITY INTEREST                                                89           89
                                                   -------    ------      ------
SHAREHOLDERS' EQUITY:
  Share capital                                         52       51           51
  Additional paid-in capital                        61,078   61,233       61,258
  Deferred stock compensation                         (145)    (453)       (373)
  Accumulated deficit	                           (16,994) (12,604)    (15,454)
                                                   -------    ------      ------
            T o t a l  shareholders' equity          43,991   48,227      45,482
                                                   -------    ------      ------
            T o t a l  liabilities and
                shareholders' equity                 46,734   52,948      48,540
                                                    =======   ======      ======









                MIND C.T.I. LTD.
                    CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                            Twelve months        Three months
                                          ended December 31   ended December 31,
                                          ----------------    -----------------
                                            2001     2000        2001    2000
                                          ----------------    -----------------
                                              (Audited)           (Unaudited)
                                     U.S. $ in thousands (except per share data)

REVENUES                                 $10,469   $15,613      $2,413    $4,603
COST OF REVENUES                           2,113     2,203         578       599
                                         -------   -------     -------   -------
GROSS PROFIT                               8,356    13,410       1,835     4,004
RESEARCH AND DEVELOPMENT
    EXPENSES - net                         4,439     3,795       1,133     1,015
SELLING, GENERAL AND
    ADMINISTRATIVE EXPENSES:
    Selling                                6,880     4,774       1,852     1,517
    General and administrative             3,099     1,928         571       687
                                         -------   -------     -------   -------
OPERATING INCOME (LOSS)                   (6,062)    2,913      (1,721)      785
FINANCIAL AND OTHER INCOME - net           1,590     1,080          99       605
                                         -------   -------     -------   -------
INCOME (LOSS) BEFORE TAXES ON INCOME      (4,472)    3,993      (1,622)    1,390
TAXES ON INCOME                                7       245           7        45
                                         -------   -------     -------   -------
NET INCOME (LOSS) FROM OPERATIONS
   OF COMPANY AND ITS CONSOLIDATED
   SUBSIDIARIES                          (4,479)     3,748      (1,629)    1,345
MINORITY INTERESTS IN LOSSES OF SUBSIDIARY   89                     89
                                         -------   -------     -------   -------
NET INCOME (LOSS)                        (4,390)     3,748      (1,540)    1,345

ACCRETION OF MANDATORILY REDEEMABLE,
   CONVERTIBLE A PREFERRED SHARES TO
   MANDATORY REDEMPTION  VALUE                      (8,894)
AMORTIZATION OF BENEFICIAL CONVERSION
   FEATURE OF REDEEMABLE CONVERTIBLE
   PREFERRED SHARES                                 (7,223)
                                         -------    -------     -------   ------

NET INCOME (LOSS) APPLICABLE TO
   ORDINARY SHARES                       $(4,390)  $(12,369)   $(1,540)   $1,345
                                         ========  ========    =======   =======

EARNINGS (LOSS) PER ORDINARY
   SHARE - basic and diluted              $(0.21)    $(0.73)    $(0.07)    $0.07
                                         ========  ========    =======   =======
WEIGHTED AVERAGE NUMBER OF ORDINARY
   SHARES USED IN COMPUTATION OF LOSS
   PER 	ORDINARY SHARE - IN THOUSANDS
   - basic and diluted                    20,654      16,897     20,654   20,566
                                         ========   ========    =======  =======


                                      MIND C.T.I. LTD.
                         CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            Years ended        Quarter ended
                                            December 31,        December 31,
                                          ----------------    -----------------
                                            2001     2000            2001
                                          ----------------    -----------------
                                              (In thousands of U.S. dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                        $ 4,390)  $ 3,748        $(1,540)
Adjustments to reconcile net income to
  net cash provided by operating activities:
   Minority interest in losses of
   a subsidiary                               (89)                    (89)
   Depreciation and amortization              805       379           215
   Deferred income taxes - net                (4)      (485)           (4)
   Compensation expense resulting from
      options granted to employees            121       227           (57)
   Accrued severance pay - net                272       229            54
   Capital loss on sale of property and
      equipment - net	                         (2)         3
   Write-down of an investment in a company   93                       93
   Unrealized loss (gain) from trading
        securities                             2        (13)
   Interest accrued on short-term
        bank deposits                                    (3)
   Changes in operating asset and
       liability items:
     Proceeds from sale of trading
       securities                             101        36
     Decrease (increase) in accounts
       receivable:
          Trade                             2,675     (3,012)      2,107
          Other                               325     (1,203)       (130)
   Increase (decrease) in accounts payable and
          Accruals:
          Trade                              (470)       754         (37)
          Other                            (1,415)     1,744           8
   Decrease (increase) in inventories          (6)        17          (7)
                                           -------     ------      -------
Net cash provided by (used in) operating
          Activities                       (1,982)      2,421         613
                                           -------     ------      -------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment        (831)     (1,355)       (149)
   Purchase of product line                (1,000)
   Investment in short-term bank deposits
   Withdrawal of short-term bank deposits                 631
   Investment in a company                                (93)
   Proceeds from sale of fixed assets         130           2
                                           -------       ------    -------
   Net cash used in investing activities   (1,701)        (815)     (149)
                                           -------       ------     -------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of share capital                             29,938
   Issuance of mandatorily redeemable
       convertible A preferred shares                    11,106
   Employee stock options exercised and paid   33              1        8
   Issuance of shares to minority
       shareholders in a subsidiary                           89
   Dividends paid                                         (2,013)
                                            -------       ------    -------
Net cash provided by financing activities      33          39,121         8
                                            -------       ------    -------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                         (3,650)        40,727       472
BALANCE OF CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR                     43,373          2,646    39,251
                                            -------       ------    -------
BALANCE OF CASH AND CASH EQUIVALENTS
   AT END OF YEAR                          $ 39,723      $ 43,373   $39,723
                                           =======       ========   =======